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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of September 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated September 8, 2000 re Highlighting Multi-protocol SIP, MGCP, H.248/MEGACO, H.323 Enabling Technologies and Conferencing Solutions at VON Fall 2000, Atlanta, Sept. 12-14.

2. RADVision Ltd. Press Release dated September 12, 2000 re Announcement of Plans to Offer JAIN(TM) and Parlay Interfaces for MGCP Toolkit for Decomposed Gateway Architectures.

3. RADVision Ltd. Press Release dated September 12, 2000 re Unveiling of High Performance SIP (Session Initiation Protocol) Toolkit at VON Fall 2000, Atlanta, Sept 12-14.

                                                                          ITEM 1

For Immediate Release

Contact:          Karen Gurwitz                      David Seligman
                  Dir. Corp. Communications          CFO
                  RADVision, Inc.                    RADVision, Ltd.
                  Tel: 201.529.4300, x305            Tel: 972.3.645.5446
                  kgurwitz@radvision.com             Seligman@tlv.radvision.com
                  http://www.radvision.com           http://www.radvision.com

     RADVision, the V2oIP(TM) Experts, Highlights Multi-protocol SIP, MGCP,
      H.248/MEGACO, H.323 Enabling Technologies and Conferencing Solutions
                     at VON Fall 2000, Atlanta, Sept. 12-14

RADVISION'S  NEW  "VISIONARY'S  GUIDE  TO THE  IP  UNIVERSE"  PROVIDES  COMPLETE
 OVERVIEW OF IP COMMUNICATIONS PROTOCOLS FOR REAL-TIME VOICE AND VIDEO OVER IP

Mahwah, New Jersey, September 8, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, will be showcasing its complete V2oIP family of industry-standard enabling software at VON Fall 2000 in Atlanta, Georgia, which includes SIP, MGCP, H.248/MEGACO and H.323 toolkits. RADVision will also be featuring a technology preview of H.323/MGCP bridging software for ad-hoc interworking between endpoints based on the H.323 and MGCP standards.

Copies of RADVision's new "Visionary Guide to the IP Universe" - a comprehensive pocket guide describing the relationship between SIP, MGCP, H.248/MEGACO and
H.233  real-time  IP  communications  protocols,  will  be  available  at  booth
##606/608.

Mr. Ami Amir, CEO of RADVision, who will be giving a keynote address on industry trends at VON* said, "The deployment of real-time voice and video applications over next-generation converged networks requires seamless interworking between multiple protocols. RADVision lends its expertise and knowledge of a broad family of standards for real-time IP communications to help achieve interoperability and interworking between H.323, SIP, MGCP and the newest emerging protocol, H.248/MEGACO."

RADVision and partner congruency will be showcasing next-generation IP-centric services at the show. Visitors will be able to make calls using congruency's i.Picasso 6000 Internet Appliance business phone. congruency's i.Picasso 6000 is the first fully featured IP business telephone that maximizes IP telephony and delivers targeted real-time information, advertising and utility applications. RADVision's market-leading H.323 enabling software was integrated into the i.Picasso family of Internet Appliances and into the congruency Communications Network architecture to provide full interoperability and reliability in real-time VoIP communications. For more information about congruency, please visit: www.congruency.com.

"The driving force behind the broad based deployment of IP-centric communications networks is the promise of new enhanced services. CASPs, such as congruency, are leading the way in delivering a whole new generation of IP services such VoIP conferencing," continued Amir. "RADVision's MP platform, which we offer as an OEM solution to our partners, shortens the time to market for launching new voice- and video-enabled enhanced IP-based conferencing solutions."

* Ami Amir will be addressing industry perspectives at VON Fall 2000 on Thursday, Sept. 14th at 11:30 am.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release

Contact:          Karen Gurwitz                      David Seligman
                  Dir. Corp. Communications          CFO
                  RADVision, Inc.                    RADVision, Ltd.
                  Tel: 201.529.4300, x305            Tel: 972.3.645.5446
                  kgurwitz@radvision.com             Seligman@tlv.radvision.com
                  http://www.radvision.com           http://www.radvision.com


        RADVision Announces Plans to Offer JAIN(TM) and Parlay Interfaces for MGCP Toolkit for Decomposed Gateway Architectures

    JAVA APIS FOR INTEGRATED NETWORKS WILL PROVIDE NEW ABSTRACTION LEVEL FOR
      SERVICE CREATION ACROSS CIRCUIT-SWITCH, PACKET, AND WIRELESS NETWORKS

Mahwah, New Jersey, September 12, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced plans to integrate JAIN (Java APIs for Integrated Networks) and Parlay abstraction APIs into Version 2.0 of its MGCP (Media Gateway Control Protocol) Toolkits.

JAIN provides a new level of abstraction and associated Java interfaces for service creation across PSTN, packet (e.g. IP or ATM), and wireless networks. JAIN makes next-generation telecom application development faster, simpler, and less expensive through the use of Java technology. The MGCP Parlay Adaptor implements the JAIN SPA/Parlay compliant interface, allowing the MGCP Toolkit to integrate seamlessly into the JAIN Softswitch environment.

"The true value of IP-centric communication networks will come from the creation of compelling new enhanced services that leverage the convergence of voice, video, and data and span IP and circuit-switch networks," said Ami Amir, RADVision's CEO. "JAIN is a key enabling technology that facilitates the integration of Internet (IP) and Intelligent Network (IN) protocols."

JAIN allows Java applications to have secure access to resources inside the network, creating the opportunity to deliver thousands of services rather than the dozens currently available. RADVision plans to offer the JAIN API as an option to its MGCP Version 2.0 release.

MGCP separates the signaling, call control, and media handling into distinct, logical entities for gateway decomposition architectures. MGCP-based products and services include two sub-components, the Media Gateway (MG) and the Media Gateway Controller (MGC). RADVision's MGCP toolkit implements both the MG and MGC sides of MGCP and requires minimum code space, processing resources, and memory. It is based on the latest MGCP specification -- MGCP 1.0, and supports the MGCP/NCS profile adopted by the CableLabsTM consortium. Designed to be cross-platform, it is written in C and implemented for real-time multi-threaded environments for high-end applications. RADVision designed its MGCP toolkits in a way that allows for easy migration to compliance with H.248/MEGACO, the official industry standard jointly specified by the IETF and ITU for decomposed gateway architectures.

                                    - more -

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 3

For Immediate Release

Contact:
                                                            Jody Burfening
Karen Gurwitz                  David Seligman               Sanjay Hurry
Dir. Corporate Communications  CFO                          Investor Relations
RADVision, Inc.                RADVision, Ltd.              LHA
Tel: 201.529.4300, x305        Tel: 972.3.645.5446          Tel: 212.838.3777
kgurwitz@radvision.com         Seligman@tlv.radvision.com   jbs@lhai.com

      RADVision Unveils High Performance SIP (Session Initiation Protocol)
                  Toolkit at VON Fall 2000, Atlanta, Sept 12-14

  DESIGNED FOR SPEED AND EXTENSIBILITY, RADVISION'S SIP IMPLEMENTATION UTILIZES
                  OPTIMIZED PARSING ENGINE AND INNOVATIVE API

Mahwah, New Jersey, Sept. 12, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today unveiled its new high performance Session Initiation Protocol (SIP) toolkit for developing SIP entities and SIP-based applications. The RADVision SIP toolkit is RFC2543 (SIP) and RFC2327 (SDP) compliant and is suitable for the development of any of the logical entities defined in SIP, including User Agent, Proxy, Redirect Server, and Registrar.

"Our expanding customer base relies on us to provide them with everything they need to stay ahead of the technology curve," said Ami Amir, RADVision's CEO. "Our SIP implementation is another technology innovation that will provide an important competitive edge in terms of performance and functionality to our customers who are interested in developing SIP-based products and services. The introduction of the SIP protocol complements our other toolkit offerings and addresses the needs of an expanding market segment of companies who are showing growing interest in using this the new, emerging protocol for implementing new enhanced IP-centric services for next generation networks."

Designed for speed, RADVision's high performance multi-threaded SIP implementation utilizes a unique parsing engine. Separate dedicated parsers are used for SIP and SDP (Sessions Description Protocol) parsing. RADVision's exclusive "one-time on-demand" parsing provides further performance enhancements by parsing only the required message parts, only when required. Designed also for extensibility and customization, RADVision's SIP toolkit uses an intuitive, layered, object-oriented API. Developers can use callbacks and hooks to inject customized code to modify stack behavior to accommodate new extensions for expanded functionality beyond the baseline specification.

Amir continued, "As champions of interoperability and the experts in real-time IP communications, we are committed to being the one stop shop for superior products and technology innovations for voice and video communication over IP."

Visitors to VON Fall 2000 in Atlanta, Sept 12-14 can find out more about RADVision's SIP toolkit at RADVision's booth #606/608. Copies of RADVision's new "Visionary Guide to the IP Universe" - a comprehensive pocket guide describing the relationship between SIP, MGCP, H.248/MEGACO and H.323 real-time IP communications protocols, will also be available at the show.

                                     -more-

The Session Initiation Protocol (SIP) is a signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. SIP sessions involve one or more participants and can use unicast or multicast communication. Borrowing from ubiquitous Internet protocols such as HTTP and SMTP, SIP is text-encoded and highly extensible. SIP may be extended to accommodate features and services such as call control services, mobility, interoperability with existing telephony systems, and more.


About RADVision

RADVision is a leading provider of products and technology that enable real-time voice; video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: September 12, 2000